UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

PFSWEB, INC.
(Name of Subject Company)
PEREGRINE MERGERSUB I, INC.
(Offeror)
GXO LOGISTICS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
717098206
(CUSIP Number of Class of Securities)

Karlis P. Kirsis
Chief Legal Officer
Two American Lane
Greenwich, CT 06831
(203) 489-1287
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Adam O. Emmerich, Esq.
Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒     third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on September 21, 2023, by Peregrine MergerSub I, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (“Parent”), and Parent.  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PFSweb, Inc., a Delaware corporation, for $7.50 per Share, in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged.  All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Amendments to the Offer to Purchase and Exhibits to the Schedule TO.

All references to “12:00 midnight, New York City time, on October 20, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “the end of the day, 12:00 midnight, New York City time, on October 20, 2023.”

Items 4 and 11.

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs to the end of Section 16 — “Certain Legal Matters; Regulatory Approvals” on page 39 of the Offer to Purchase:

“Securityholder Litigation.  On October 2, 2023, Ryan Walsh, a purported stockholder of PFSweb, filed a complaint in the United States District Court for the Southern District of New York, captioned Walsh v. PFSweb, Inc. et al., Case No. 1:23-cv-08658 (S.D.N.Y.) (the “Walsh Complaint”).  Also on October 2, 2023, Jeffrey Tomasulo, a purported stockholder of PFSweb, filed a complaint in the Superior Court of Connecticut, Judicial District of Fairfield, captioned Tomasulo v. Beatson, et al., Case No. CV-23-6127760-S (Conn. Super. Ct.) (the “Tomasulo Complaint”).  On October 3, 2023, Kenneth Collins, a purported stockholder of PFSweb, filed a complaint in the United States District Court for the District of Delaware, captioned Collins v. PFSweb, Inc. et al., Case No. 1:23-cv-01091 (D. Del.) (the “Collins Complaint” and, together with the Walsh Complaint, the “Federal Complaints,” and, collectively with the Walsh Complaint and Tomasulo Complaint, the “Complaints”).

The Federal Complaints name as defendants PFSweb and each member of the PFSweb Board of Directors.  The Federal Complaints allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder by omitting and/or misrepresenting certain material facts relating to the transaction from the Schedule 14D-9.  The Federal Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescission of the transactions contemplated by the Merger Agreement in the event that they are consummated or rescissory damages, (iii) disclosure of the allegedly material information that was allegedly misstated and/or misrepresented in the Schedule 14D-9, and (iv) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees.

The Tomasulo Complaint names as defendants PFSweb, each member of the PFSweb Board of Directors and Parent.  The Tomasulo Complaint alleges, among other things, that the members of the PFSweb Board of Directors breached their fiduciary duties, that Parent aided and abetted the alleged breach, that the directors and Parent failed to disclose material facts in the Schedule 14D-9 and Schedule TO, and that the defendants were negligent in disseminating the Schedule 14D-9 and Schedule TO.  The Tomasulo Complaint seeks, among other relief, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) declaratory relief stating that the defendants breached their fiduciary duties and violated Connecticut common law by circulating the allegedly materially misleading Schedule 14D-9 and Schedule TO, and (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees.

Additionally, between September 27, 2023 and October 5, 2023, several purported stockholders sent correspondence to PFSweb asserting insufficiencies in the Schedule 14D-9 and demanding supplemental disclosures related thereto.  PFSweb believes the Complaints and demand letters lack merit.  PFSweb cannot predict whether additional demands or litigation may materialize, or the outcome of any related litigation.  If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, PFSweb will not necessarily disclose them.”

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 21, 2023.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)
Press Release, dated September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(F)
Social Media Posts from September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(G)
Investor Relations Communication from September 14, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(H)
Communication to PFSweb, Inc. Employees from September 19, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 19, 2023).*

(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on September 21, 2023.*

(b)(1)
Credit Agreement, dated as of June 23, 2021, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent and an Issuing Lender (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Registration Statement on Form 10 filed by GXO Logistics, Inc. with the Securities and Exchange Commission on July 7, 2021).*

(b)(2)
Amendment No. 1 to Credit Agreement, dated as of March 9, 2023, by and among GXO Logistics, Inc., the lenders and other parties from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by GXO Logistics, Inc. with the Securities and Exchange Commission on March 10, 2023).*

(a)(5)(A)	Social Media Post from September 22, 2023.*

(d)(1)
Agreement and Plan of Merger, dated as of September 13, 2023, by and among PFSweb, Inc., GXO Logistics, Inc. and Peregrine MergerSub I, Inc.  (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PFSweb, Inc. with the Securities and Exchange Commission on September 14, 2023 (File No. 001-39254)).*

(d)(2)	Confidentiality Agreement, dated as of August 13, 2021, by and between PFSweb, Inc. and GXO Logistics, Inc., as amended as of April 28, 2023.*

(d)(3)	Amendment to Confidentiality Agreement, dated as of April 28, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc.*

(d)(4)	Exclusivity Agreement, dated as of August 30, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc.*

(g)	None.

(h)	None.

*   Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2023

PEREGRINE MERGERSUB I, INC.

By:	/s/ Karlis P. Kirsis
Name:	Karlis P. Kirsis
Title:	Vice President and Secretary

GXO LOGISTICS, INC.

By:	/s/ Karlis P. Kirsis
Name:	Karlis P. Kirsis
Title:	Chief Legal Officer